The Taubman Company 200 East Long Lake Rd. Suite 300 P.O. Box 200 Bloomfield Hills, MI 48303-0200 (248) 258-6800

April 5, 2006

Kristi Beshears, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Beshears,

We are responding to comments set forth in the letter dated March 24, 2006 regarding your review of the Form 10-K of Taubman Centers, Inc. (the Company) for the year ended December 31, 2005 filed March 1, 2006 (File No. 1-11530). As explained more fully in the responses to each of the staff’s comments, the Company recognizes that many of the staff’s suggestions would provide further clarity and improve disclosure, and will be included in future filings. The numbered responses below correspond to the numbered comments in your letter, with the staff’s comments repeated for ease of reference.

1.	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Reconciliation of Net Income (Loss) to Funds from Operations, page 34

Comment: We note that you have presented funds from operations – TRG and beneficial interest in EBITDA-TRG. Since TRG’s (operating partnership) net income is not presented in the financial statements it is not appropriate to present such a measure. Please revise both measures to reconcile funds from operations – TCO and EBITDA-TCO directly to Net income allocable to common shareholders.

Response: In regards to the reconciliation from net income to funds from operations, we agree that this reconciliation should reconcile directly to funds from operations – TCO. Such a direct reconciliation was the intent of the current presentation. As we have described in our filings, the Company conducts all of its operations through its only significant asset and consolidated subsidiary, the Operating Partnership (or TRG). The real estate industry trade group that originally defined funds from operations (the National Association of Real Estate Investment Trusts – “NAREIT”) reminded its members through its Financial Reporting Alert dated October 1, 2003 that “FFO…represents FFO applicable to all equity shares – not just FFO attributable to common shareholders” and further suggests that “it is important to accurately distinguish and label FFO reported on an absolute basis.” Note that taking an approach of reconciling the Company’s funds from operations without consideration of the results of the Operating Partnership as a whole would necessitate presenting each reconciling item net of the minority interest in the Operating Partnership’s share, reducing the transparency and comparability of the amounts to those that appear directly in the consolidated financial statements.

For these reasons, our current presentation of the reconciliation subtotals at the funds from operations of the Operating Partnership before calculating funds from operations-TCO. Our labeling of the subtotal of the funds from operations – Operating Partnership was simply to follow the guidance of NAREIT. We propose that in future filings, we will show the computation of the Company’s ownership share of the Operating Partnership’s funds from operations more explicitly, as follows:

[Body of reconciliation remains unchanged]	xxx

Funds from Operations	xxx
Company's ownership percentage of the Operating Partnership	xx%

Funds from Operations - allocable to TCO	xxx

In regards to the reconciliation from net income to beneficial interest in EBITDA, our intent is the same as described for the funds from operations reconciliation discussed above. We do note, however, that we did not reconcile to a beneficial interest in EBITDA-TCO because that measure was not actually used within our filing. In the future, we propose to include that measure as the final point in the reconciliation, similar to the approach proposed above for funds from operations and as shown below:

[Body of reconciliation remains unchanged]	xxx

Beneficial interest in EBITDA	xxx
Company's ownership percentage of the Operating Partnership	xx%

Beneficial interest in EBITDA - allocable to TCO	xxx

2.	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Reconciliation of Net Income (Loss) to Beneficial Interest in EBITDA, page 34

Comment: We note that your reconciliation of net income (loss) to beneficial interest in EBITDA includes adjustments other than to add back interest, taxes, and depreciation and amortization. To the extent that EBITDA is presented in the future, please revise to calculate in accordance with the description of EBITDA set forth in FR-65 or do not characterize this non-GAAP measure as such. Refer to Question 14 or the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: The Company will conform its presentation of beneficial interest in EBITDA in future filings to the description of EBITDA set forth in FR-65. As a result, we will start our reconciliation at “net income,” which will eliminate the need for including preferred dividends as a reconciling item, and gains on dispositions will no longer be reflected as a reconciling item.

The remaining reconciling items contained within our computation of beneficial interest in EBITDA are all necessary factors to arrive at our Company’s share of interest, depreciation, and amortization. As the Company owns investments in joint ventures or subsidiaries for which its ownership interest is less than 100%, the Company’s computation of beneficial interest in EBITDA includes various reconciling items (captioned as minority interests and/or shares of unconsolidated joint ventures) for which the purpose is to calculate the earnings before interest, depreciation, and amortization recognized by these less than wholly-owned entities.

Based on these considerations, the Company’s computation of beneficial interest in EBITDA would be presented as follows:

Net income	xxx
Add (less) depreciation and amortization:
(Various depreciation reconciling items - unchanged from current presentation)	xxx
Add (less) interest expense:
(Various interest reconciling items - unchanged from current presentation)	xxx
Add minority interests in the Operating Partnership	xxx

Beneficial interest in EBITDA	xxx
Company's ownership percentage of the Operating Partnership	xx%

Beneficial interest in EBITDA - allocable to TCO	xxx

3.	Consolidated Statement of Operations, page F-7

Comment: We note that you have recognized gains on sales of peripheral land and land-related rights and interest income as operating revenue. It does not appear that these income sources meet the definition of revenue as contemplated by paragraph 78 of CON 6. Please revise in future filings to include gains on land sales and interest income within non-operating income and expense below operating expenses. Refer to Rule 5-03 of Regulation S-X.

Response: We confirm that in future filings we will separately state such amounts in our income statement within a non-operating income caption presented below operating expenses, in accordance with Rule 5-03 of Regulation S-X.

4.	Notes to Consolidated Financial Statements Note 11 – Notes Payable Debt Covenants and Guarantees, page F-23

Comment: In future filings please disclose any pertinent restrictions on dividend payments. Refer to Rule 4-08(e) of Regulation S-X.

Response: The Company does not have any restrictions under its debt covenants that directly limit the payment of dividends. As disclosed in Note 11, certain of the Operating Partnership’s loan agreements do contain a covenant establishing a maximum payout ratio for the Operating Partnership’s distributions, which is the Company’s only source of funds to pay dividends to its shareholders. In future filings, the Company will disclose the primary provisions of the Operating Partnership’s maximum payout ratio on distributions as follows:

“The maximum payout ratio on distributions covenant limits the payment of distributions generally to 95% of funds from operations, as defined in the loan agreement, except as required to maintain the Company’s tax status, pay preferred distributions, and for distributions related to the sale of certain assets.”

There are no other restrictions on dividend payments that would be required to be disclosed under Rule 4-08(e).

5.	Notes to Consolidated Financial Statements Note 17 – Commitments and Contingencies, page F-30

Comment: It does not appear that any liability has been recorded relating to the Cash Tender Agreement. Please advise us what consideration you gave to paragraph 11 of SFAS 150, or any other accounting literature relied upon, in determining the accounting treatment for this agreement.

Response: The Company considers the Cash Tender Agreement between the Company and Mr. Taubman to be a freestanding written put option. It should be noted that the Cash Tender Agreement does not represent an embedded feature in the Operating Partnership units as the Cash Tender Agreement is between the Company and Mr. Taubman, while the units that are the subject of the Agreement were issued by the Operating Partnership. Under the Cash Tender Agreement, physical share settlement would occur, with the Company acquiring Mr. Taubman’s interest in the Operating Partnership by delivering cash in the full amount of the then-current valuation of the partnership interest tendered. Therefore, the Cash Tender Agreement is considered to be subject to paragraph 11 of SFAS 150 and is carried at fair value. As the option put price is defined by the current market price of the Company’s stock at the time of tender (that is, the written option has no time value nor intrinsic value), the fair value of the written option defined by the Cash Tender Agreement is considered to be zero.

In future filings, we will add disclosure identifying the Cash Tender Agreement as a freestanding written put option and the Company’s consideration of its value to be zero.

As requested in your letter, the Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
o	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter. Any questions concerning these responses may be addressed to either of the undersigned.

Sincerely,

/s/ Lisa A. Payne
Lisa A. Payne
Vice Chairman, Chief Financial Officer, and Director
(248) 258-7610

/s/ Esther R. Blum
Esther R. Blum
Senior Vice President, Controller, and Chief Accounting Officer
(248) 258-7453